ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

07025728

TED BRINDAL
Company Secretary

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

Lodgement with Australian Stock Exchange:
July 31, 2007 (ASX – Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

31 July 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lake Long Project, Lafourche Parish, South Louisiana
Successful test of SL 328 # 9 Deep Well (FAR 10.1875%)

A successful test has been conducted in the Middle Hollywood Sand interval of the SL 328 #9 well at Lake Long Field.

Restricted testing averaged 2.36 million cubic feet of gas and 55 barrels of condensate per day with no water at 4,584 psi flowing pressure on 10/64" choke.

The Operator has advised the well will be placed on line at approximately 4 million cubic feet of gas and 100 barrels of condensate per day once a small production platform is built around the well head, and well equipment and flow lines to the Operator's nearby gas processing plant have been installed. This activity is scheduled for completion during August 2007.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
Drilling ahead at 6,815 feet.

The Lindsey 109A #1R well is drilling ahead at 6,815 feet after running 8 5/8" casing to 4,755 feet. The well is targeting the Siluro-Devonian formation using Basic Energy Rig 32. The well has a planned total depth of 12,300 feet at an estimated cost of US$1.5 million completed.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2007 AUG -1 A 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
July 30, 2007 (ASX – Quarterly Report for 1 April to 30 June 2007 & Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

QUARTERLY REPORT FOR THE PERIOD

FROM 1 APRIL 2007 TO 30 JUNE 2007

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Processing of 2,086 sq km 3D Seismic data commences.
Data quality of this large survey reported as good to excellent.

UNITED STATES OF AMERICA
Third quarter oil and gas sales $406,461.
Kicker discovery tests up to 1056 bopd, South Louisiana.
The Lindsey 109A #1R well spuds, Texas
Rainosek 3 well commences production, Texas.
Lake Long Deep gas discovery, South Louisiana.
Leasing continues ahead of planned 50 sq mile 3D shoot at NE Waller onshore Texas.

CANADA
Processing of 3D shoot commences at Wild River Project.
Karr prospect matured for drilling.

OFFSHORE CHINA
Wei 6-12 South Field development plans progress.
Multi well program (4-6 wells) planned on Block 22/12 late 2007.

AUSTRALIA
Stokes Bay-1 and Valentine-1 on track for August drilling onshore Canning Basin.
Duomonte likely candidate for drilling late 2007 offshore WA-254-P.

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

During the June quarter the 2089 sq km of 3D seismic acquired by CGG for Hunt/First Australian was fast-track migrated by Spectrum in Woking England and sent to CGG in Houston for final processing. The migrated 3D was loaded in Hunt's Woking office on June 25th and initial interpretation has begun. The final processing of the data is scheduled for completion by year-end 2007.

Processing follows the very successful acquisition phase which saw a total of 2,089 square kilometres acquired in the March Quarter representing the largest 3-D survey ever to be conducted offshore Senegal.

The survey is part of a world class exploration program being conducted by Senegal Hunt Oil Company.

The survey follows an earlier 3D program comprising 1500 km^2 on Edison's Rufisque Deep Offshore block adjacent and to the north where Petrobras has recently farmed in. The aggregate of this combined activity is likely to substantially upgrade activity in this relatively under-explored but highly prospective northwest African margin.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.


Mauritania
Senegal
Rufisque Dome

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR is partnering with Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity.

- The 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects



- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff and Tevet discoveries in adjacent Mauritania

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections the most recent of which were conducted in February 2007. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

- West Africa along with the Deepwater Gulf of Mexico continues to be viewed by industry as one of the few regions outside the Middle East capable of hosting big enough deposits to attract the major oil companies. (Refer Herold Oil & Gas Perspectives Jan 5, 2007)
- Petrobras, the world's 14th largest oil company, recently acquired a 40 percent interest in the adjacent Rufisque Profond block, Offshore Senegal, in waters ranging from 150 to 3,000 meters and covering a 7,294-sq km area from Edison.
- A 2006 auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world.
- Tullow Oil PLC has successfully bid AUD$1.5 billion for Hardman resulting in a tightening of the pool of listed entities controlling acreage along the Mauritania-Senegal-Guinea Bissau Basin in West Africa.

These activities confirm the growing importance of West Africa in world energy and provide a barometer against which to assess the importance of FAR's West African holdings.

NORTH AMERICA

The Company views North America, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position and Houston presence underpins its ability to exploit North American ventures.

PRODUCTION

Gas sales during the quarter totalled 21.2 million cubic feet for an average of 0.23 million cubic feet per day at an average price of US$7.47 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 2,832 barrels for an average of 31 barrels of oil per day at an average price of US$62.82 per barrel before production taxes. Sales did not include any contribution from the successful 2007 drilling campaign expected to kick in during the 3rd quarter as successful wells are tied into production.

During the quarter one well at Lake Long was successfully drilled in the Gulf Coast and is being completed for production. The Kicker oil discovery is being completed for production and the Bender Bujnoch well commenced sales on 28 June. At the date of this report the Lindsey 109A #1R well was drilling ahead.

The next well in the North American program will test the South Grosse Tete prospect in South Louisiana and is scheduled for October 2007.

Other activity included the processing of 3D seismic acquired at Wild River in Canada and leasing activity continued on the NE Waller Project onshore Texas where seismic acquisition is planned during August.

Rainosek Project, Lavacca County, Texas
Bujnoch-Bender #1 (FAR 20%) commences production.

During the quarter, the Bujnoch-Bender #1 well has successfully tested at the rate of 170 barrels of oil and 388 thousand cubic feet of gas per day on a 9/64 inch choke at a flowing tubing pressure of 1,697 psi from a Middle Wilcox interval at 7,834 feet.

Production facilities were constructed and the well was turned to sales on 28 June 2007 at the rate of 60 barrels of oil per day on a 7/64 inch choke at a flowing tubing pressure of 1260 psi.



(photos: surface facilities Bujnoch-Bender #1 well)

The well was drilled during the March 2007 quarter. Electric logs have confirmed approximately 60 feet of net pay (primarily gas) from several thin zones in the Upper and Middle Wilcox sections between 5,800 and 8,000 feet. These zones will be produced progressively until depleted.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two wells and associated production equipment including tanks and pipelines. New leases have been secured on the Bender and Bujnoch tracts.

A pump was recently installed on the Rainosek 3 well which is currently producing 50 barrels of oil per day from the 7400' zone. As the Rainosek 3 well has now paid back all past costs FAR's working interest has reduced to 18.68% under the terms of the original farm in.

The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Marceaux #1 tests up to 1056 barrels of oil per day.

Testing of the Marceaux #1 well has been conducted and confirms a new oilfield discovery at the Kicker location. The Alliance 3 Sand has been perforated over the interval 12,977 to 12,988 feet with an immediate pressure response from 4,400 to 5,200 psi. The well commenced unloading and tested up to 1,056 barrels of oil per day on a 10/64 inch choke prior to loading up with formation sand and mud.

Completion procedures include cleaning up sand and debris from the well, perforation, fracture stimulation and flow back testing of the Alliance 3 Sand and installation of production facilities. This work is currently in progress.

The well was drilled during the March 2007 quarter following which a series of tests were conducted including Electric Logging, Repeat Formation Testing, Sidewall Coring and Formation Micro Imaging (FMI). These tests confirm 33 feet of net pay in the Alliance 2 and 3 Sand objectives and 5 1/2 inch production casing has been run in the well.

The main and deeper objective Alliance 3 Sand extended over a total interval from 12,930 to 13,000 feet. Within this interval the FMI images and sharpened analysis demonstrate 27 feet of net pay. Both oil and gas (no water) were recovered in sample chambers during formation testing with pressure readings of approximately 11,700 psi.

The secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, extended over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

The well is located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Lake Long Project, Lafourche Parish, South Louisiana
Gas discovery confirmed in SL 328 # 9 Deep Well (FAR 10.1875%)

The SL328 # 9 well was drilled to total well measured depth of 13,284 feet during the quarter and has been confirmed as a gas discovery.

Electric logs have confirmed 13 feet of net log pay for the Upper Hollywood Sands objective and 24 feet of net log pay for the Middle Hollywood Sands objective.

Completion operations on the 24 feet of net pay in the Middle Hollywood Sands in the SL328 # 9 well at Lake Long Field, South Louisiana, have commenced. The large barge rig has now moved off location after running production tubing in the well.

Current activity comprises the building of a production platform around the well head. The well will be perforated and production tested late July using a smaller work over rig. The well should be on line and producing in August.

From nearby analogues, an expected daily flow rate of 3 to 4 million cubic feet of gas with 50 to 70 barrels of condensate is expected after well clean up. Following satisfactory flow testing the well will be connected to the Operator's nearby gas processing facility and sales of gas and condensate will commence.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

Interests in the well are also held by the Operator, Kriti Exploration Inc, ASX listed entities Amadeus Energy Limited and Sun Resources NL and North American entities. All working interests at Lake Long are subject to State and other minor royalties.

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
Casing run to 4,755 feet - drilling ahead.

The Lindsey 109A #1R well is drilling ahead after running 8 5/8" casing to 4,755 feet. The well is targeting the Siluro-Devonian formation using Basic Energy Rig 32. The well has a planned total depth of 12,300 feet at an estimated cost of US$1.5 million completed.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

South Grosse Tete, Iberville Parish, South Louisiana
Well planned for October – FAR elects to farm down interest from 18.3% to 5%

During the quarter FAR conducted a further technical review of the South Grosse Tete Prospect and has elected to reduce its working interest to 5% due to increased well cost and perceived risk.

The lack of subsurface Nodosaria well control was seen as increasing the risk with respect to sand development, despite the likelihood of trap, adequate source rock and potential migration paths into the trap being supported by seismic data.

A potential bail out zone has been mapped at Bolmex horizon at approximately 11,800 feet which is considered lower risk and may assist in defraying well costs.

The proposed Schwing #2 well is being engineered as a deviated 14,500 foot Nodosaria test and will be set up in a manner to enable deepening of the well (to test the Wilcox) if the shallower objectives fail to yield a commercial result. The well is being planned for October and is expected to take 52 days at an estimated completed cost of US$6 million.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a project basis.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Waiting on forward program recommendation

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

A new operator and partner may be sought for this project with the opportunity for an incoming partner to farmin to the interests currently held by some of the parties. FAR has made no decision at this stage and awaits an evaluation of the proposed forward program before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

NE WALLER, ONSHORE GULF COAST
3D Seismic Project – Surveying completed in lead up to 3D acquisition
Lease Acquisition continues

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase.

FAR together with AYCO, an established Houston based operator ("Operator") intends to acquire a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Surveying is complete. Shot hole drilling is progressing with charges to be loaded by the end of July 2007 to enable recording during August, weather permitting. Processing is likely to take around six weeks with preliminary prospect generation by November 2007

In the interim FAR continues to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 16,856 gross acres (approx 13,484 net) have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

Primary objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.


WALLER
Program
Area
TOMBALL
CONROE
HUMBLE
32E
33E
34E
35E
36E
38E
KATY
FAIRBANKS
HARRIS
HOUSTON

Deeper potential is also present in a number of high risk – high potential objectives which lie beneath the Eocene section.

The Operator has reported nearby activity where Newfield is drilling a 16,500 foot test approximately 4.5 miles from the survey's boundary.

The purpose of the 3D program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA

Wild River Project (FAR ~ 36%)
Alberta Canada
3D Seismic Program continues

Processing of a 3D seismic survey acquired in the previous quarter has been undertaken using Sensor Geophysical in Calgary. Due to the competitive nature of land holdings the results of the survey remain confidential.

FAR, in partnership with a major Canadian company, is evaluating the surface to basement potential of several existing leads including the Wabamun Formation that is gas productive in the near vicinity. It is anticipated that at least one or more drillable locations will evolve from the program.

Together with its Canadian partner, FAR now controls key acreage in the area and upon completion of the 3D program will seek industry partners to drill the prospects identified.

FAR's interest in the venture is determined on an expenditure equalisation formula that on present estimates will see FAR controlling a working interest of around 36%.

<u>Kakwa and Karr Projects (FAR 15%)</u>
<u>Alberta Canada</u>

These programs are dependent on cold weather and require the formation of a good frost base for moving equipment. Activity occurs during the North American winter.

<u>Kakwa</u>
FAR is waiting on the outcome of a review presently in progress of the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

<u>Karr</u>
Further amplitude analysis of purchased 3D confirms the Triassic Halfway Formation and Wabamun Formation potential on this prospect. The prospect potential is sized in 6-30 BCF range but could be as large as 50 BCF and is further supported by logs, samples and shows from the Pan Am 7-34 well.

The Karr prospect is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is is productive at the analogous Karr Gas Field (12 BCF).

FAR has earned rights to the Karr prospect by drilling the Kakwa well and purchasing its 15% share of 3D seismic. The well is likely to be drilled to about 4000 meters this winter once a capable and qualified operator has been identified at an estimated cost of around CAD$6 million.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

<u>Clear Prairie and Clear Hills (FAR 15%)</u>
<u>Alberta Canada</u>

Competitive leasing has impacted on the Clear Hills program and FAR is currently reviewing the forward program given that leasing of sections sweeping through the area by competitors has lessened the overall potential of the play.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

COMMENT ON NORTH AMERICAN PROJECTS

Ultimately production is expected from the Canadian projects, the Kicker and Lake Long projects in Louisiana and, subject to successful exploration, at other wells planned in the 2007 program.

Certain other ground floor projects (like the onshore gulf 3D projects at NE Waller and Wild River) have longer lead times as leasing of prospective acreage is secured prior to acquiring 3D seismic, thereby keeping acreage acquisition costs down, without tipping off potential competition. These activities are expected to provide benefits over a medium term and ensure a strong drilling inventory.

Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. On going work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

Current Reporting Period Activity

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

During June 2007 AWE lodged presentation material with the ASX that indicated Trefoil, White Ibis, Rockhopper and Gentoo were all the subject of commercial development studies. A further release by ARC Energy noted low risk prospects updip of existing discoveries (Aroo updip and Bass-3 updip) additional structural prospects and higher risk stratigraphic leads.


Bass Basin: Prospects and Leads
Rockhopper / Gentoo Complex
Potential EUR 200 PJ Gas
13 MMBO Liquids
Trefoil Field
EUR 220 PJ Gas
14.5 MMBO Liquids
Aroo East
Chappel
Robbins
Montague
Yolla Field
EUR
333 PJ Gas
28 mmb Liquid

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

During the quarter, the operator, ARC Energy (ARC), advised the EP 104/R1 Joint Venture that the proposed Valentine-1 and Stokes Bay-1 wells will be drilled from the same well location commencing in August 2007 utilising Century Rig 18.

VALENTINE

The first well, Valentine-1, is essentially a planned straight hole 3,345 metre test of the Devonian aged delta sands of the Virgin Hills Formation. The Virgin Hills reservoir objective is prospective for both oil and gas. ARC considers that there is the potential for a large condensate-rich discovery for Valentine. ARC's mapping of the Valentine Structure at the Virgin Hills Formation suggests potential to have trapped up to 1,091 billion cubic feet of recoverable gas and 19 million barrels of condensate at the P10 level. Empire (former operator) has previously stated there is the potential for a similar amount of recoverable gas or up to 200 million barrels of recoverable oil, if oil is present and the structure is filled to its spill point.

STOKES BAY

The Stokes Bay-1 well is planned to be drilled following Valentine using the same borehole as a deviated 2,500 metre test of the updip Point Torment gas pool. Point Torment-1, drilled in 1992, flowed gas at a rate of 4.3 million cubic feet of gas from the Carboniferous aged Anderson Formation sandstones. ARC considers that mapping of these Anderson Formation "gas sands" indicates that the Point Torment Structure has the potential to trap up to 158 billion cubic feet of recoverable gas at the P10 level. Empire has previously stated that there is similar gas potential, with the addition that Point Torment has the potential to have up to 10.3 million barrels of recoverable oil, if oil is present in the "Unit B Sands" and the "Deltaic Unit" of the Anderson Formation and if these sands are filled to their spill point.


Canning Basin - drilling to commence shortly
Century Rig 18
Stokes Bay/ Valentine 1 Well
• First well Stokes Bay /Valentine 1 - ARC ~40% and operator
• Initial test of extent of Point Torment wet gas discovery
• Deeper Valentine prospect with high upside for oil and gas
West Kora oil pool
Pt Torment gas pool
Well developed reservoir
Mature source rocks

The proposed drilling coincides with growing market demand for gas and electricity in the Kimberley Region. With domestic gas prices now more buoyant, the economics of supplying gas to more robust, especially in the coastal area adjacent to and including Derby and Broome and growing industries in the areas of both the East and West Kimberley. ARC Energy has also recently announced that it has entered into a major gas sales agreement with Alcoa for gas from the Kimberley.

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Success at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 – (FAR 5% working interest*)
OPERATOR ROC OIL

The 6-12 South oil discovery was made in mid 2006. A feasibility study for the development of this discovery and the adjacent 6-12 oil field was completed in the first quarter of 2007. Total recoverable oil is estimated at 19 to 37 million barrels of oil in the 6-12/6-12 South area.

Studies suggest a standalone development plan utilising downhole electric submersible pumps. During the quarter the joint venture also completed a workshop that concluded processing facilities be located on a storage vessel. Contracts for metocean and soil studies at the proposed platform location are nearing completion and an environmental impact study is progressing.


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
FIRST AUSTRALIAN RESOURCES LTD
BLOCK 22/12

The current schedule is to submit the field development plan to the Chinese Government authorities prior to year end.

Ongoing seismic and geological interpretation across Block 22/12 has defined an attractive exploration prospect inventory. A four firm well plus two optional well drilling program, to test potential of 40 to 60 million barrels of oil in the area close to the 6-12 South oil discovery is expected to begin during the 4th quarter 2007.

On 22 September 2006, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

***The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.**

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		363	820
1.2	Payments for	(c) production	(127)	(246)
		(d) administration	(521)	(887)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		136	345
1.5	Interest and other costs of finance paid		(147)	(298)
1.6	Income taxes paid			
1.7	Other (recovery of overhead & drilling costs)		20	117
	Net Operating Cash Flows		(276)	(149)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(292)	(552)
		(b)equity investments		
		(c) other fixed assets	(48)	(53)
		(d) exploration & evaluation	(8,572)	(9,332)
		(e) development	(93)	(93)
1.9	Proceeds from sale of:	(a)prospects	6	6
		(b)equity investments		
		(c)other fixed assets		3
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		(11)	(12)
	Net investing cash flows		(9,010)	(10,033)
1.13	Total operating and investing cash flows (carried forward)		(9,286)	(10,182)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(9,286)	(10,182)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	9,467	9,467
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(1)	(1)
	Net financing cash flows	9,466	9,466
	Net increase (decrease) in cash held	180	(716)
1.20	Cash at beginning of quarter/year to date	12,460	13,365
1.21	Exchange rate adjustments to item 1.20	(24)	(33)
1.22	**Cash at end of quarter**	12,616	12,616

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	113
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	707	525
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1207
4.2	Development	421
	Total	1628

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(101)	(71)
5.2	Deposits at call	1,343	605
5.3	Commercial Bills	11,320	11,869
5.4	US$ Foreign Currency a/c	54	57
	Total: cash at end of quarter (item 1.22)	12,616	12,460

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	483,553,344	483,553,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues	62,000,000 7,865,313	62,000,000 7,865,313	14 cents 10 cents	
	(b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	7,500,000	–	15 cents	31 July 2010
	Consultant	2,000,000	–	10 cents	30 June 2008
	Consultant	200,000	–	12.5 cents	30 September 2008
	Consultant	300,000	–	15 cents	30 September 2008
	Consultant	1,500,000	–	18 cents	30 June 2008
	Consultant	1,500,000	–	23 cents	30 June 2009
	Consultant	2,000,000	–	30 cents	30 June 2010
7.8	Issued during quarter	7,500,000	-	*Issue Price* -	*Expiry Date* 31 July 2010
7.9	Exercised during quarter	7,865,313	N/A	*Exercise Price* 10 cents	*Expiry Date* 16 June 2007
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 27 July 2007
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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END